UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of March 2019

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

Attached hereto are the following exhibits:

99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Special General Meeting of Shareholders to be held on April 11th, 2019.

99.2	Form of Proxy Card.

99.3	Position Statement by the Company.

99.4	Position Statement by L.I.A Pure Capital Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Co-Chief Executive Officer and Chief Financial Officer

Dated: March 7, 2019

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Special General Meeting of Shareholders to be held on April 11th, 2019.

99.2	Form of Proxy Card.

99.3	Position Statement by the Company.

99.4	Position Statement by L.I.A Pure Capital Ltd.

3